March 19, 2009

Mail Stop 4561

Mr. David W. Leedom
Chief Financial Officer
Meta Financial Group, Inc.
121 East Fifth Street
Storm Lake, Iowa 50588

RE: Meta Financial Group, Inc.
Form 10-K for Fiscal Year Ended September 30, 2008
Form 10-Q for Fiscal Quarter Ended December 31, 2008
File No. 0-22140

Dear Mr. Leedom:

        We have reviewed your response letter dated March 10, 2009 and have
considered the supplemental information provided by the company. We have the
following additional comments.

Form 10-K for Fiscal Year Ended September 30, 2008

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4. Securities

1.   We note the significant unrealized losses related to your trust preferred securities
        at September 30, 2008. We have the following comments:

        • please provide us a full detailed analysis of these securities' impairment as
          of September 30, 2008 and December 31, 2008 that identifies all available
          evidence, explains the relative significance of each piece of evidence, and
          identifies the primary evidence on which you rely to support a realizable
          value equal to or greater than the carrying value of the investment. We
          may have further comment based on your response; and

- please provide us, and consider disclosing in all future filings, a table detailing the following information for your trust preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

Exhibits 31.1 & 31.2

2.   We note that you omitted paragraphs 4-5 from your certifications filed in exhibits 31.1 and 31.2. Please file an amendment to revise your certifications in exhibits 31.1 and 31.2 to include the exact language set forth in Item 6(b)(31)(i) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3321 if you have questions.

Sincerely,

David Irving
Reviewing Accountant